U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2007

Commission File No.:  0-30308

SOUTHWESTERN RESOURCES CORP.

(Translation of Registrant's name into English)

Suite #1650, 701 West Georgia Street, Vancouver, B.C.  V7Y 1C6

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

SOUTHWESTERN RESOURCES CORP.

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

July 19, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated July 19, 2007

SOUTHWESTERN RESOURCES CORP.

July 19, 2007

Southwestern Withdraws Previously Announced Results for its Boka Project Pending Further Review and Announcement

VANCOUVER, BRITISH COLUMBIA – Southwestern Resources Corp. (TSX SWG) ("Southwestern or the "Company") announces that its special committee of independent directors (the "Committee"), formed on July 4, 2007 because of the delay in the Boka pre-feasibility study and the resignation of its former Chief Executive Officer, John Paterson, initiated a dual track process to review all aspects of the Boka Project.  This included having the Company's senior operating management attend at the project site in China to review its control procedures and results and having the same reviewed by independent mining consultants. The Committee also retained Sangra Moller LLP as independent special counsel to advise with respect to the foregoing matters.

Based upon the results of such review to date, the Company has determined that there were deficiencies in its control procedures for its Boka Project and believes this resulted in errors in reported assay results, including those announced in 2007. Additionally, the review indicates that the integrity of certain drill core samples was compromised. As a result, the Company has dismissed John Zhang, its Yunnan based general manager for the Boka Project, and replaced him with a new appointee.

Accordingly, the Company hereby withdraws all its previously announced results for the Boka Project and advises that such results should not be relied upon.

The Company is continuing its detailed review of the Boka Project in an expedited manner, including additional field work and drilling new holes.  The Company will make a further announcement when such results are available.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru.  The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China.  Southwestern also owns 49.73% of the recently listed Zincore Metals Inc., which owns zinc assets in Peru. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Black

Chairman of the Board

Southwestern Resources Corp.

(604) 669-2525